April 17, 2026

Russell C. Hochman
President
Enviri II Corporation
Two Logan Square
100-120 North 18th Street, 17th Floor
Philadelphia, PA 19103

       Re: Enviri II Corporation
           Form 10-12B
           Filed March 20, 2026
           File No. 001-43207
Dear Russell C. Hochman:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10-12B filed on March 20, 2026
Questions and Answers About the Holding Company Merger, Reorganization and Distribution, page 1

1. Please include a question and answer to address who will manage the company following the distribution.
Capitalization, page 75

2.     Please revise to include the noncontrolling interest in total
stockholders    equity as of
       December 31, 2025.
Unaudited Pro Forma Condensed Combined Financial Statements, page 76

3. Expand the last bullet point on page 76 to indicate that the $23.0 million relates to employee compensation and the $74.4 million relates to Transaction
Costs.
 April 17, 2026
Page 2
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 2. Transaction Accounting Adjustments, page 81

4. Refer to Note 2.a. Reconcile Estimated non-recurring Transaction costs of $89,363,000 to the total of $95.2 million of the $20.8 million Transaction costs paid in 2025 plus the
       $74.4 million of non-recurring Transaction costs detailed in Note 2.e.
5. Refer to Note 2.b. In regards to footnote (2), consider including an additional column to reflect the removal of the Clean Earth debt to more properly reflect the Expected Post-
       Closing Amount of $26.3 million for Other financing payable.
6. Refer to Note 2.c. Please explain the difference between the $9.7 million of deferred financing costs written-off versus the $8,475,000 of deferred financing costs removed in
       Note 2.b.
7. Refer to Note 2.g. Pro forma adjustments should be presented generally gross on the face of the pro forma information. Alternatively, please provide a detailed explanation in Note
       2.g for the components (a), (c), (e), (h), and (i) included in your $675,682 adjustment.
Note 3. Earnings Per Share, page 83

8. Please revise the document to include a comprehensive reconciliation that enables investors to clearly understand how the weighted-average number of shares used in calculating both basic and diluted pro-forma earnings per share is determined.
       Specifically, provide a quantitative explanation of all adjustments made to the GAAP share counts, including:
           Shares to be issued as part of the Holding Company Merger;
           Shares to be issued in connection with the Distribution; and Shares to be issued related to accelerated vesting and settlement of
Enviri LTI
           Awards, as well as non-employee phantom shares.
Note 4. Discontinued Operation, page 83

9.     On page 80, the Clean Earth Adjustments column lists operating income
(loss) from
       continuing operations as $99,362. Conversely, on page F-65, the Clean
Earth segment   s
       profit (loss) is recorded as $91,662 for the year ended December 31, 2025. Additionally, total assets for Clean Earth of $1,220,445 on page 78 differ from total assets of
       $1,036,916 on page F-65. Please include disclosure clarifying why all amounts historically allocated to Clean Earth's segment profit (loss) and total assets differ from the pro forma adjustments. Similar explanations should be provided for any differences between segment profit (loss) for the years ended December 31, 2024 and 2023.
       Reference is made to Rule 11-02(a)(8) of Regulation S-X.
10. Provide a detailed explanation of the allocation methodologies employed in determining the Clean Earth Adjustments reported below operating income (loss) from continuing operations. Please reference SAB Topic 1.B.2 and Rule 11-02(b)(5) of Regulation S-X
       for guidance.
 April 17, 2026
Page 3
New Enviri Combined Financial Statements
Notes to Combined Financial Statements
Note 15. Financial Instruments, page F-121

11. In relation to the spin-off of New Enviri by Enviri Corporation, please indicate whether you have reviewed outstanding derivative instruments and hedging relationships to evaluate potential impacts arising from the following:
           Transfers, terminations, or modifications of significant derivative contracts;
           Discontinuation of certain hedging relationships and any resulting reclassification of amounts from AOCI into earnings;
           Assessment of the impact of the spin-off on counterparty collateral requirements or changes in counterparty risk under your derivative contracts due to alterations in your credit profile as a stand-alone entity; and Whether New Enviri anticipates any material effect on its risk management strategy,
           liquidity, or operating results as a consequence of the spin-off.

       We recommend evaluating the necessity of additional disclosures within your MD&A discussion and footnotes, as applicable.
Note 16. Information by Segment and Geographic Area, page F-126

12. Some of the components of operating income (loss) from continuing operations on pages
       F-65 to F-67 do not agree to the same components of operating income
(loss) on pages F-
       128 to F-130. Please include disclosure clarifying why amounts historically allocated to these two segments differ from the amounts presented in the New Enviri financial statements..

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701 if
you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Laura Nicholson at 202-551-3584 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Joshua Coleman